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                                                                    Exhibit 99.1



Securities and Exchange Commission
Washington, D.C. 20549

March 28, 2002

Arthur Andersen LLP has represented to H.T.E., Inc. that the audit of the financial statements incorporated by reference in this Amendment No.2 to Form S-8 was subject to Arthur Andersen LLP's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen LLP personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen was not relevant to this audit.

Very truly yours,

/s/ Joseph M. Loughry, III
 President and Chief Executive Officer

/s/ Susan D. Falotico
Chief Financial Officer